XTI Aerospace, Inc.

8123 InterPort Blvd., Suite C

Englewood, Colorado 80112

February 13, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	XTI Aerospace, Inc.
Request for Withdrawal of Registration Statement on Form S-3
File No. 333-276905

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), XTI Aerospace, Inc., a Nevada corporation (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-3 (File No. 333-276905), together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was originally filed with the Commission on February 6, 2024, but was never declared effective by the Commission.

The Company is requesting the withdrawal of the Registration Statement, which registered the resale of certain previously issued common stock purchase warrants (the “Warrants”) and the shares of common stock that would have been issued upon exercise of the Warrants (the “Warrant Shares”), because the Warrants were cancelled prior to any such exercise and are no longer outstanding. Accordingly, the resale by the selling stockholders named in the Registration Statement of the Warrants and the Warrants Shares will no longer occur. The Company confirms that no securities have been sold or will be sold pursuant to the Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Should you have any questions regarding this request for withdrawal, please contact Blake Baron, Esq. of Mitchell Silberberg & Knupp LLP by telephone at (917) 546-7709.

Very truly yours,

XTI Aerospace, Inc.

By:	/s/ Brooke Turk
	Name:	Brooke Turk
	Title:	Chief Financial Officer

cc: Blake Baron, Mitchell Silberberg & Knupp LLP